FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Outcome of Board Meeting held on July 15, 2021

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you as follows:

(a)	The Twenty-Seventh Annual General Meeting (‘AGM’) of the Members of ICICI Bank Limited (‘Bank’) will be held on Friday, August 20, 2021 at 3:00 P.M. IST through Video Conferencing/Other Audio Video Means (VC/OAVM) facility. The Notice of the AGM and Annual Report 2020-21 will be sent only through electronic mode to those Members whose email addresses are registered with the Bank/Depository Participant(s) in due course. The Notice of the AGM and Annual Report 2020-21 will be available on the website of the Bank and will be submitted to the Stock Exchanges in due course.

(b)	July 30, 2021 has been fixed as the record date for determining the names of members eligible for dividend on equity shares, if declared at the AGM.

(c)	The Board at its meeting held on April 24, 2021, had approved re-appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants as Statutory Auditors of the Bank to hold office from the conclusion of the Twenty-Seventh AGM till the conclusion of the Twenty-Eighth AGM of the Bank, subject to the approval of the Members and RBI. The Reserve Bank of India (RBI) issued circular dated April 27, 2021 on ‘Guidelines for Appointment of Statutory Central Auditors (SCAs)/Statutory Auditors (SAs) of Commercial Banks (excluding RRBs), UCBs and NBFCs (including HFCs)’ which includes change in maximum period of consecutive appointment of an audit firm as statutory auditors from four years to three years and appointment of minimum two joint auditors. M/s Walker Chandiok & Co LLP, Chartered Accountants, have been auditors of the Bank for three consecutive years and hence they would be retiring at the conclusion of the forthcoming AGM. The Board at its meeting held today i.e. on July, 15, 2021 approved the appointment of M/s MSKA & Associates, Chartered Accountants (Registration No. 105047W) and M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621) as Joint Statutory Auditors of the Bank to hold office from the conclusion of the Twenty-Seventh AGM till the conclusion of the Twenty-Eighth AGM of the Bank. Their appointment has been approved by RBI and is subject to the approval of the Members at the ensuing AGM. Brief Profile of M/s MSKA & Associates, Chartered Accountants and M/s Khimji Kunverji & Co LLP, Chartered Accountants is enclosed as Annexure A.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure A

M/s MSKA & Associates

Established in 1978, MSKA & Associates is an Indian partnership firm registered with the Institute of Chartered Accountants of India (ICAI) and the PCAOB (US Public Company Accountancy Oversight Board) having offices across 10 key cities in India at Mumbai, Gurugram, Kolkata, Ahmedabad, Pune, Goa, Pune, Bangalore, Kochi and Hyderabad.

The Firm provides range of services which include Audit & Assurance, Taxation and Accounting Advisory. The Firm’s Audit and Assurance practice has significant experience in auditing financial services clients including large banks.

M/s Khimji Kunverji & Co LLP

Khimji Kunverji and Co LLP is a Chartered Accountant Firm registered with Institute of Chartered Accountants of India. The firm was established in 1936 and is led by ten partners. The firm provides a range of services which include audit & assurance, taxation, advisory & accounting. The firm has significant experience in providing auditing, taxation & advisory services to banks and other financial services clients.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

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1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 15, 2021	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager